ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 33-91090) was filed on January 25, 2002 and amended on February 28, 2002. This filing relates to an Agreement and Plan of Reorganization between Federated Kaufmann Fund, a portfolio of Federated Equity Funds and Federated Kaufmann Small Cap Fund, a portfolio of Federated Equity Funds whereby Federated Kaufmann Fund acquired all of the assets of Federated Kaufmann Small Cap Fund in exchange for Federated Kaufmann Small Cap Fund shares to be distributed pro rata by Federated Kaufmann Fund to its shareholders in complete liquidation and termination of Federated Kaufmann Small Cap Fund. As a result, effective February 25, 2002 each shareholder of Federated Kaufmann Small Cap Fund became the owner of Federated Kaufmann Fund shares having a total net asset value equal to the total net asset value of his or her holdings in Federated Kaufmann Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Federated Kaufmann Small Cap Fund to the Federated Kaufmann Fund was approved by the Board of Trustees at their Regular Meeting held on November 15, 2001, and was also approved by shareholders at a Special Meeting of Shareholders of the Federated Kaufmann Small Cap Fund on April 25, 2002.

The Federated Kaufmann Small Cap Fund has deregistered.

The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on February 28, 2002.